Filed Pursuant to Rule 424(b)(3)
File No.333-106439

PROSPECTUS SUPPLEMENT NO. 1
(To Prospectus dated July 7, 2003)

INVISA, INC.
525,444 SHARES OF COMMON STOCK

      This Prospectus Supplement supplements Invisa, Inc.’s Prospectus dated July 7, 2003, relating to the offer and sale from time to time by certain of our selling stockholders of up to 525,444 shares of our common stock, including up to 75,000 shares issuable upon the exercise of common stock warrants and stock options. This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without the Prospectus. This Prospectus Supplement is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus.

      In the section entitled “Equity Line of Credit” on Pages 10 and 11 of the Prospectus, the Company indicated that it would not sell any shares to BarBell Group, Inc. under the Equity Line of Credit at a time when the market price of the Company’s common stock is below $3.00 per share without first filing a supplement to the Prospectus. On July 21, 2003, the parties entered into an Investment Agreement Modification I pursuant to which the Company agreed to issue and sell to BarBell Group, Inc., (and BarBell Group, Inc. agreed to purchase) up to that number of shares of common stock having an aggregate purchase price of $100,000, with the Pricing Period (pursuant to the Investment Agreement) to be determined by BarBell Group, Inc. within 30 days. On August 15, 2003, BarBell Group, Inc. delivered its notice, and pursuant to the pricing formula, the per-share market price of the Company’s common stock when issued, will be below the market price of $3.00 per share. The per-share issuance price will be $1.09 per share. The Company reserves the right to continue to make sales at market prices of $1.09 or higher without filing a further supplement.

This Prospectus Supplement is dated September 9, 2003